July 2, 2024

James McArthur, Ph.D.
President and Chief Executive Officer
PepGen Inc.
321 Harrison Avenue, 8th Floor
Boston, Massachusetts 02118

       Re: PepGen Inc.
           Registration Statement on Form S-3
           Filed June 28, 2024
           File No. 333-280570
Dear James McArthur Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Alicia Tschirhart, Esq.